SCHEDULE A

TO

 AMENDED AND RESTATED DECLARATION OF TRUST

OF

MANAGER DIRECTED PORTFOLIOS

SCHEDULE OF PORTFOLIOS AND CLASSES

AMENDED SEPTEMBER 27, 2016

Portfolio	Class of Shares
Hood River Small Cap Growth Fund	Institutional Shares
Hood River Small Cap Growth Fund	Investor Class Shares
Mar Vista Strategic Growth Fund	Institutional Shares
Pemberwick Fund	N/A